Mail Stop 4561

March 31, 2008

Christopher W. Wolf
Chief Financial Officer
Acxiom Corporation
1 Information Way, P.O. Box 8180
Little Rock, AR 72203-8180

> **Re:     Acxiom Corporation**
> **Form 10-K for the Fiscal Year Ended March 31, 2007**
> **Form 10-K/A for the Fiscal Year Ended March 31, 2007**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2007**
> **File No. 000-13163**

Dear Mr. Wolf:

We have reviewed your response to our letter dated February 29, 2008 in connection with the above referenced filings and have the following comments.  If indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.  Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 29, 2008.

10-K for the Fiscal Year Ended March 31, 2007

Item 15. Exhibits and Financial Statement Schedules, page 40

1.     We note your response to prior comment number 8.  Please tell us how you determined that the contract with EMC was not material.

10-K/A for the Fiscal Year Ended March 31, 2007

Item 13. Certain Relationships and Related Transactions, page 30

2.     We note your response to prior comment number 10.  Please tell us what consideration you gave to Item 404(b)(1)(i) and (b)(1)(ii) of Regulation S-K in

describing your review, approval or ratification process.  We note further that your discussion on page 34 of the procedures for review, approval or ratification of transactions with related persons does not indicate whether the procedures are in writing, or explain, if they are not, how the procedures are evidenced.  See Item 404(b)(1)(iv).

Form 10-Q for the Fiscal Quarter Ended December 31, 2007

3.      We note your response to prior comment number 13.  Elaborate further on your statement that the decrease in deferred revenue has occurred primarily in your large outsourcing customers.  Your response should include an analysis of the arrangements you execute with your large outsourcing customers and how these arrangements impact your deferred revenue.  Provide us with an indication, to the extent possible, of your deferred revenue balance as of March 31, 2008.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T.  If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review.  Please furnish a cover letter that keys your response to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Jason Niethamer, Staff Accountant, at (202) 551-3855 if you have any questions regarding comments on the financial statements and related matters.  Please address questions regarding all other comments to Maryse Mills-Apenteng, Staff Attorney, at (202) 551-3457 or David Orlic, Special Counsel at (202) 551-3503.  If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief